EXHIBIT 99.11

Rio Tinto

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

24 February 2025

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Performance Share Award ("PSA") granted under the Rio Tinto 2018 Equity Incentive Plan

The PSA is a performance based award which provides participants with the conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2020 is subject to a Total Shareholder Return (TSR) performance measure.

On 20 February 2025, the following PDMRs/KMPs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Cunningham, Peter	7,426	(6,480)	1,328	(621)	GBP 50.759447	707	20/02/2025
Rio Tinto Limited shares	Kaufman, Sinead	8,579	(7,486)	1,434	(689)	AUD 119.6646	745	20/02/2025
Rio Tinto plc shares	Stausholm, Jakob	74,711	(65,186)	13,379	(4,815)	GBP 50.759447	8,564	20/02/2025
Rio Tinto plc shares	Trott, Simon	52,838	(46,102)	9,462	(2,259)	GBP 50.759447	7,203	20/02/2025

**The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.*

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 529900X2VMAQT2PE0V24

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com